Exhibit 99.2

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereto) for the three and six months ended June 30, 2012 and the Corporation’s Press Release dated August 8, 2012 announcing its second quarter 2012 results. Further information, including Points’ Management’s Discussion and Analysis, Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2011, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of August 8, 2012.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s second quarter 2012 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRSs. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRSs.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs. Through its leading proprietary technology and partnerships with approximately 45 of the world’s top loyalty programs, Points delivers approximately $300 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

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QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended June 30, 2012 include:

  Record quarterly revenue of $36,329, an increase of $3,604 or 11% over the prior year quarter;

  Record quarterly gross margin of $7,137, an increase of $931 or 15% over the prior year quarter;

  Net income of $1,304, an increase of $803 or 160% over the prior year quarter;

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“EBITDA”) of $2,101, an increase of $728 or 53% over the prior year quarter; and

  The Corporation ended the quarter with cash and cash equivalents of $32,640 and no debt.

SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts)	2012	2011	2012	2011
Revenue	$36,329	$32,725	$64,367	$61,198
Gross margin	7,137	6,206	13,543	11,294
Ongoing operating costs	5,036	4,833	10,325	9,608
EBITDA	2,101	1,373	3,218	1,686
Operating income	1,373	834	1,874	770
Net income	$1,304	$501	$1,878	$312
Earnings per share
Basic	$0.09	$0.03	$0.12	$0.02
Diluted	$0.09	$0.03	$0.12	$0.02
Weighted average shares outstanding
Basic	15,142,240	15,036,702	15,110,551	15,012,434
Diluted	15,333,065	15,223,535	15,278,345	15,185,750
Total assets	$57,163	$57,090	$57,163	$57,090
Shareholders' equity	$21,515	$15,149	$21,515	$15,149

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BUSINESS RESULTS AND OUTLOOK

The Corporation demonstrated strong financial results in the first half of 2012, with gross margin and EBITDA increasing 20% and 91% over the comparable prior year period, respectively. Importantly, these results reflect an ability to flow through incremental gross margin to bottom line profitability.

The Corporation generated record quarterly revenue of $36,329 for the three months ended June 30, 2012, an 11% year over year increase and a 30% increase over the first quarter of 2012. The year over year increase was reflective of continued growth from deployed products. Management anticipates the year over year growth rate to continue to accelerate in the second half of the year led by strong organic growth from its existing partnership base. On a year-to- date basis, revenue increased 5% over the comparable prior year period due to the positive contribution from new partners and products launched over the last twelve months.

Points and miles transacted in the second quarter of 2012 decreased 5% compared to the second quarter of 2011 and decreased 8% compared to the first quarter of 2012. The decline was largely due to the timing of promotional activity with certain partners which impacted the composition of the quarterly sales mix. Despite this, the Corporation generated record revenues and gross margin in the second quarter as the relative mix of partner and product sales were weighted towards higher margin activities.

Points and miles transacted is considered a key performance measure by management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services and a key engagement metric of loyalty program users.

Management continues to anticipate transactional activity for the remainder of 2012 to improve on 2011 results through organic growth in existing partnerships, effective marketing efforts, and the impact of new partner launches. Due to the timing and impact of promotional

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and marketing efforts, Management anticipates that the fourth quarter of 2012 will deliver year-over-year growth stronger than that of the annual guidance provided. In addition, Management remains optimistic about new business opportunities from the partner and product pipeline.

From a partner perspective, the Corporation announced the addition of two new partner relationships during the second quarter and expanded the number of partner offerings on its Points.com for Magento product. Club Premier, the loyalty program for Aeromexico, was launched on the Points.com Corporate platform. The relationship provides Club Premier with a channel to distribute Premier Kilometers as rewards and incentives to Corporate customers. Also joining the Points partner network during the second quarter was Wicked Interactive, allowing SUBA Games’ members the ability to exchange other loyalty currencies for more SUBA Points on the Points.com consumer portal. More importantly, the partnership with Wicked Interactive marks the Corporation’s entrance into the world of virtual currency, an attractive and rapidly growing segment of the loyalty industry.

Also in the second quarter, the Corporation expanded its partnership with Sweet Tooth Inc. (“Sweet Tooth”) by purchasing a $250 CAD interest bearing (8%) secured convertible debenture. The investment was accompanied by an extension to the existing commercial agreement with Sweet Tooth to facilitate the sale of loyalty currencies on additional e-commerce platforms in the future. The Corporation previously partnered with Sweet Tooth to offer the Points.com for Magento product, which launched in December of 2011. The Corporation increased partner participation on the Points.com for Magento application in the second quarter by adding Avianca Taca Lifemiles.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of miles paid to partners for miles purchased and resold, and credit card processing fees.

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	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollar)	2012	2011	2012	2011
Principal revenue	$34,208	$30,766	$59,548	$57,463
Other partner revenue	2,112	1,955	4,801	3,726
Interest revenue	9	4	18	9
Total revenue	36,329	32,725	64,367	61,198
Direct cost of principal revenue	29,192	26,519	50,824	49,904
Gross margin	$7,137	$6,206	$13,543	$11,294
Gross margin %	20%	19%	21%	18%

The Corporation generated record quarterly revenue of $36,329 for the three months ended June 30, 2012, an increase of $3,604 or 11% over the same quarter of 2011. The increase in revenue over the prior year quarter was largely due to the organic growth in existing partnerships, and to a lesser extent, the impact of new partners and products launched over the last twelve months. Revenue for the six month period ended June 30, 2012 increased $3,169 or 5% over the comparable prior year period, largely due to the positive contribution of new partners and products launched over the last twelve months. The majority of revenue growth occurred in principal revenue.

Principal revenue for the second quarter of 2012 increased $3,442 or 11% over the second quarter of 2011. The year over increase in principal revenue was largely driven by organic growth in existing partnerships and retail pricing changes with certain partners. For the six month period ended June 30, 2012, principal revenues increased $2,085 or 4% over the comparable prior year period.

Other partner revenue for the second quarter of 2012 was $2,112, an increase of $157 or 8% over the second quarter of 2011. The increase over the prior year quarter was primarily driven by the positive contribution of new partners and products launched over the last twelve months.

In line with the growth in revenue, gross margin for the second quarter of 2012 increased $931 or 15% from the second quarter of 2011 to $7,137. On a year to date basis, gross margin for the six months ended June 30, 2011 increased $2,249 or 20% over the comparable prior year period. The increase in gross margin over the prior year periods was largely due to organic growth in existing partnerships, the impact of new partners and products launched over the last twelve months, and the relative mix of partner and product sales, which were more heavily weighted toward higher margin activities.

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ONGOING OPERATING COSTS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2012	2011	2012	2011
Employment costs	$3,610	$3,258	$7,204	$6,502
Marketing and communications	373	348	779	627
Technology services	118	156	252	302
Operating expense	935	1,071	2,090	2,177
Total ongoing operating costs	$5,036	$4,833	$10,325	$9,608

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for the second quarter of 2012 increased $203 or 4% from the second quarter of 2011. For the six months ended June 30, 2012, ongoing operating costs increased $717 or 7% versus the comparable prior year period.

Employment Costs

Employment costs include salaries and bonus, employee share-based compensation expense, contract labour charges, recruiting, benefits and related taxes and are predominantly incurred in Canadian dollars. Employment costs of $3,610 in the second quarter of 2012 increased $352 or 11% over the second quarter of 2011. For the six months ended June 30, 2012, employment costs increased $702 or 11% from the comparable prior year period.

The increase in employment costs over the prior year periods reflect Management’s strategic investment in headcount in key areas of the business. On a year over year basis, FTEs increased from 108 in the second quarter of 2011 to 116 in the second quarter of 2012, increasing spend on salaries, share based compensation, and recruiting fees. The increase was partially offset by reduced spend on contractors in 2012.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations expenditures, affiliate commissions, and other on-line marketing and promotional activities. Marketing costs for the second quarter of 2012 were relatively stable the prior year quarter, increasing $25 or 7%. For the six months ended June 30, 2012, marketing costs increased $152 or 24% versus the comparable prior year periods. Increases to marketing expenditures were primarily attributed to increased affiliate activity and marketing support for new products. In the latter half of 2012, Management expects to scale marketing expenditures in support of recently launched products.

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Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Costs of technology services decreased $38 or 24% from the second quarter of 2011. For the six months ended June 30, 2012, technology costs decreased $50 or 17% from the comparable prior year period. Decreases to technology costs were primarily due to lower software license fees.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the second quarter of 2012 were $935, a decrease of $136, or 13% compared to the second quarter of 2011. For the six months ended June 30, 2012, operating expenses decreased $87 or 4% from the prior year period. The decrease from the prior year periods were primarily driven by initial fees associated with the Corporation’s NASDAQ listing at the beginning of 2011 and lower professional fees.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION AND FOREIGN EXCHANGE (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRSs. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income to EBITDA

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2012	2011	2012	2011
Operating income	$1,373	$834	$1,874	$770
Depreciation and amortization	699	563	1,360	1,008
Foreign exchange loss (gain)	29	(24)	(16)	(92)
EBITDA	$2,101	$1,373	$3,218	$1,686

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For the quarter ended June 30, 2012, the Corporation’s EBITDA was $2,101, an increase of $728 or 53% versus the prior year quarter. For the six months ended June 30, 2012, EBITDA of $3,218 increased $1,532 or 91% over the comparable prior year period.

The increases over prior periods are primarily due to gross margin growth outpacing the growth in ongoing operating costs. Compared to the second quarter of 2011, gross margins grew by 15% while ongoing operating costs grew just 4%. For the six months ended June 30, 2012, gross margin grew 20% over the prior year period, while ongoing operating costs increased just 7%. Management has focused on growing revenue and margins while leveraging its existing cost base with targeted and responsive investments in 2012, enabling the Corporation to flow a higher percentage of incremental gross margin to bottom line profitability.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2012	2011	2012	2011
Depreciation and amortization	$699	$563	$1,360	$1,008
Foreign exchange loss (gain)	29	(24)	(16)	(92)
Interest and other charges	-	(17)	-	(17)
Deferred income tax expense (recovery)	69	350	(4)	475
Total	$797	$872	$1,340	$1,374

Depreciation and Amortization Expense

Depreciation and amortization expense in the second quarter of 2012 increased $136 or 24% over the second quarter of 2011. For the six months ended June 30, 2012, depreciation and amortization expense increased $352 or 35% over the comparable prior year period. The increase over prior year periods was primarily due to the commencement of amortization of the Corporation’s new ePoch Corporate platform in the second quarter of 2011. In addition, the Corporation commenced amortization of additional technology applications in the second quarter of 2012.

Foreign Exchange (Gain) Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the income statement.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2012 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

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As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar, EURO and British Pound. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the quarter ended June 30, 2012, the Corporation reclassified $12, net of tax, from other comprehensive income into earnings. Any ineffective portion of the derivative’s gain or loss is recognized in current income. The cash flow hedges were highly effective at June 30, 2012.

For the quarter ended June 30, 2012, the Corporation recorded a foreign exchange loss of $29 compared with a foreign exchange gain of $24 in the second quarter of 2011, primarily driven by a strengthening of the US dollar which resulted in unrealized FX losses on the translation of the Corporation’s non-US dollar cash reserves. This was partially offset by the depreciation of the Canadian dollar, which favourably impacted the unhedged portion of ongoing operating costs.

Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded a deferred income tax expense of $69 which relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

NET INCOME AND EARNINGS PER SHARE

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts)	2012	2011	2012	2011
Net income	$1,304	$501	$1,878	$312
Earnings per share
Basic	$0.09	$0.03	$0.12	$0.02
Diluted	$0.09	$0.03	$0.12	$0.02

The Corporation reported net income of $1,304 for the quarter ended June 30, 2012 compared with net income of $501 for the quarter ended June 30, 2011. Net income for the six months ended June 30, 2012 of $1,878 increased from $312 for the comparable prior year period. The increase in net income over the prior year periods was primarily due to an increase in gross margins and EBITDA and lower income tax charges, partially offset by higher depreciation and amortization charges.

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The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,142,240 common shares for the quarter ended June 30, 2012, compared with 15,036,702 for the quarter ended June 30, 2011. The increase in average shares outstanding was due to the exercise of employee share options during the period. The Corporation reported basic earnings per share of $0.09 for the second quarter of 2012 compared with $0.03 for the second quarter of 2011.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	June 30,	December 31,	June 30,
(In thousands of US dollars)	2012	2011	2011
Cash and cash equivalents	$32,640	$34,853	$30,593
Restricted cash	1,617	1,619	1,789
Funds receivable from payment processors	6,759	10,837	8,066
Security deposits	2,942	2,461	2,628
Total funds available	43,958	49,770	43,076
Payable to loyalty program partners	31,373	40,048	37,413
NET OPERATING CASH	$12,585	$9,722	$5,663

Total current assets	46,579	53,194	46,770
Total current liabilities	34,847	44,366	41,096
WORKING CAPITAL	$11,732	$8,828	$5,674

The Corporation’s financial strength is reflected in its balance sheet. As at June 30, 2012, the Corporation continues to remain debt-free with $12,585 of net operating cash (December 31, 2011 – $9,722). The Corporation defines net operating cash as cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits less amounts payable to loyalty program partners. During the first six months of 2012, net operating cash increased $2,863 from December 31, 2011, primarily due to positive EBITDA generated during the first six months of 2012. A portion of the Corporation’s operating cash is restricted as collateral for commercial letters of credit issued in the normal course of business.

The Corporation’s working capital (defined as current assets minus current liabilities) was $11,732 at June 30, 2012 compared to working capital of $8,828 as at December 31, 2011. Working capital has continued to increase as the Corporation continues to generate positive EBITDA and cash flows from operations. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

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Sources and Uses of Cash

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2012	2011	2012	2011
Operating activities	$(4,599)	$707	$(1,621)	$3,352
Investing activities	(569)	(599)	(876)	(1,275)
Financing activities	(171)	410	198	458
Effects of exchange rates	357	(735)	86	(405)
Change in cash and cash equivalents	$(4,982)	$(217)	$(2,213)	$2,130

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. The negative cash flows from operating activities in the second quarter of 2012 were largely due to the timing of the payment to select partners for promotional activities.

Investing Activities

Cash used in investing activities for the quarter ended June 30, 2012 was $569 and $876 for the six months ended June 30, 2012. Investments in 2012 have primarily related to ongoing technology and product development, as well as a $250 CAD debenture purchased from Sweet Tooth during the second quarter.

Cash used in investing activities for the six months ended June 30 2012 decreased $399 compared to the prior year period, largely due to the development of the ePoch Corporate platform in the first half of 2011. While the Corporation continues to devote technology resources to developing innovative loyalty products in 2012, capital expenditures are anticipated to be less than 2011 levels. Management will continue to fund capital expenditures through working capital.

Financing Activities

Cash flows provided by financing activities in 2012 related to the issuance of capital stock from the exercise of employee share options, and purchases of the Corporation’s own common shares from the open market to fund the employee share unit plan. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

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Contractual Obligations and Commitments

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5	Year 6+
Operating leases(1)	3,638	394		726	711	723	725	359
Principal revenue(2)	59,767	12,147		29,119	18,501	-	-	-
Loan commitment(3)	255	255		-	-	-	-	-
	$63,660	$12,796		$29,845	$19,212	$723	$725	$359

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)	The Corporation has a contractual obligation to provide additional financing to Sweet Tooth Inc. (“Sweet Tooth”). The obligation is contingent on specific product performance criteria being met.
(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation does not anticipate that it will incur any further financial obligations as a result of these revenue guarantees. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

In addition, on May 3, 2012, the Corporation purchased a $250 CAD interest bearing secured debenture from Sweet Tooth, who has the option to receive an additional investment of $250 CAD on the same terms from the Corporation, conditional on specific product performance criteria being met.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 116,666 shares. Securities with Near-Term Expiry Dates – Outstanding Amounts as at July 31, 2012 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price

Options	August 14, 2012	20,250	16.80
Options	November 7, 2012	17,500	17.50
Options	January 23, 2013	1,000	22.00
Options	March 18, 2013	1,500	24.90
Options	May 6, 2013	76,416	18.10
Total		116,666

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OUTSTANDING SHARE DATA

As of July 31, 2012, the Corporation has 15,160,572 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 682,558 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $9.15. The expiration dates of the options range from August 14, 2012 to May 14, 2017.

The following table lists the common shares issued and outstanding as at July 31, 2012 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,160,572
Convertible Securities: Stock options	682,558	CAD$ 6,246,307
Common Shares Issued & Potentially Issuable	15,843,130	CAD$ 6,246,307
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	645,428

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

SUMMARY OF QUARTERLY RESULTS

			Basic earnings	Diluted
		Net income	(loss) per	earnings (loss)
Three month period ended	Total Revenue	(loss)	share	per share
June 30, 2012	$36,329	$1,304	$0.09	$0.09
March 31, 2012	$28,038	$574	$0.04	$0.04
December 31, 2011	$32,929	$2,058	$0.14	$0.13
September 30, 2011	$28,807	$1,662	$0.11	$0.11
June 30, 2011	$32,725	$501	$0.03	$0.03
March 31, 2011	$28,473	$(189)	$(0.01)	$(0.01)
December 31, 2010	$27,004	$341	$0.02	$0.02
September 30, 2010	$23,509	$1,079	$0.07	$0.07

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed consolidated interim financial statements for the three months ended June 30, 2012, in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The same accounting policies and methods of computation are followed in the condensed consolidated interim financial statements as compared with the Corporation’s most recent audited consolidated financial statements including the notes, for the year ended December 31, 2011.

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For a detailed discussion regarding the Corporation’s significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Note 2 and 3 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2012 as well as the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2011.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2011. There have been no changes during the quarter ended June 30, 2012.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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